# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sol-Gel Technologies Ltd, CIK 0001684693
CUSIP: M8694L103
Title of class of securities: Ordinary Shares, par value NIS 0.1 per share
Address of issuer's principal executive offices: 6 HaChoshlim St., Bldg. C, Herzliya, Israel (L3), 6701101
Date of event which requires filing of this statement: 04/28/2025
Amends the filing with accession number 0001178913-18-000468
Filed by CIK 0001321178
Persons authorized to receive notices and communications: Perry Wildes, Adv., One Azrieli Center, Tel Aviv, Israel (L3), 6701101, 972-3-607-4444

## Reporting persons
- Moshe Arkin (CIK 0001321178): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 381,343; shared voting power 18,068,564; sole dispositive power 381,343; shared dispositive power 18,068,564; aggregate amount beneficially owned 18,449,907 (61.79% of the class)
  Comment: Rows (7) (8) (9) (10) and (11): The beneficial ownership of the securities reported herein is described in Items 5(a) and (b).
  
  Row (13): Based on 27,857,620 Ordinary Shares outstanding on April 15, 2025 reported by Sol-Gel in its Annual Report on Form 20-F filed on April 29, 2025.
- M. Arkin Dermatology Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 18,068,564; sole dispositive power 0; shared dispositive power 18,068,564; aggregate amount beneficially owned 18,068,564 (60.52% of the class)
  Comment: Rows (8) (10) and (11): The beneficial ownership of the securities reported herein is described in Items 5(a) and (b).
  
  Row (13): Based on 27,857,620 Ordinary Shares outstanding on April 15, 2025 reported by Sol-Gel in its Annual Report on Form 20-F filed on April 29, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value NIS 0.1 per share
Name of issuer: Sol-Gel Technologies Ltd
Address of issuer's principal executive offices: 6 HaChoshlim St., Bldg. C, Herzliya, Israel (L3), 6701101

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Moshe Arkin purchased Ordinary Shares on the following dates and at the following prices per share: on August 21, 2024, Mr. Arkin purchased 33,388 Ordinary Shares at a price of $0.55 per share; on August 23, 2024, Mr. Arkin purchased 30,000 Ordinary Shares at an average price of $0.70 per share; on August 26, 2024, Mr. Arkin purchased 30,000 Ordinary Shares at an average price of $0.61 per share; on August 27, 2024, Mr. Arkin purchased 46,845 Ordinary Shares at a price of $0.60 per share; on September 9, 2024, Mr. Arkin purchased 18,995 Ordinary Shares at a price of $0.58 per share; on April 23, 2025, Mr. Arkin purchased 59,437 Ordinary Shares at a price of $0.66 per share; on April 24, 2025, Mr. Arkin purchased 50,210 Ordinary Shares at a price of $0.76 per share; on April 25, 2025, Mr. Arkin purchased 22,823 Ordinary Shares at an average price of $0.76 per share; and on April 28, 2025, Mr. Arkin purchased 3,645 Ordinary Shares at an average price of $0.80 per share.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of Schedule 13D is hereby amended and restated as follows:

(a) and (b)

As of April 28, 2025, Arkin Dermatology owned directly (and therefore is deemed the beneficial owner of) 18,068,564 Ordinary Shares, which represented beneficial ownership of approximately 60.52% of the Company's outstanding Ordinary Shares. Arkin Dermatology has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Ordinary Shares held by Arkin Dermatology.

As of April 28, 2025, Mr. Arkin owned directly (and therefore is deemed the beneficial owner of) 381,343 Ordinary Shares, which represented beneficial ownership of approximately 1.37% of the Company's outstanding Ordinary Shares. Mr. Arkin has the sole power to vote, or direct the voting of, and the sole power to dispose of, or direct the disposition of, these Ordinary Shares.

In addition, as the sole shareholder and sole director of Arkin Dermatology, Mr. Arkin may be deemed to be the indirect beneficial owner of the 18,068,564 Ordinary Shares beneficially owned by Arkin Dermatology, which represented beneficial ownership of approximately 60.52% of the Company's outstanding Ordinary Shares. Mr. Arkin has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Ordinary Shares held by Arkin Dermatology.

The total Ordinary Shares beneficially owned by Mr. Arkin as of April 28, 2025, is 18,449,907, which represented beneficial ownership of 61.79% of the Company's outstanding Ordinary Shares.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the Reporting Persons has beneficial ownership of, or has engaged in any transaction during the past 60 days in respect of, any Ordinary Shares.
Other persons with the right to receive dividends or sale proceeds:
No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares referred to in this Item 5.

Percentages set forth in this amended Schedule 13D were calculated based on 27,857,620 Ordinary Shares outstanding on April 15, 2025. Figures were provided by the Issuer.

## Signatures
- Moshe Arkin: /s/ Moshe Arkin, Moshe Arkin (04/30/2025)
- M. Arkin Dermatology Ltd.: /s/ Moshe Arkin, Moshe Arkin, Director (04/30/2025)